Mail Stop 3561

August 26, 2009

Via Fax & U.S. Mail

Mr. Gary Rasmussen
Chief Executive Officer
Global Entertainment Holdings, Inc.
2375 E. Tropicana Avenue
Suite 8-259
Las Vegas, Nevada 89119

>   **Re: Global Entertainment Holdings, Inc.**
>   **Form 8-K filed August 24, 2009**
>   **File No. 0-49679**

Dear Mr. Rasmussen:

We have reviewed your Form 8-K filed on August 24, 2009 in response to our letter dated August 17, 2009, and have the following additional comments. Please file an amended Form 8-K within five business days to expand your previous disclosures pursuant to the following comments.

1. Amend the report to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2. In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the

accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

3. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

4. In the event of internal control weaknesses, reportable events, or disagreements, please provide the information required by Item 304(a)(1)(v) and Item 304(a)(1)(iv)of Regulation S-K.

Exhibit 16

5. Please file a letter from your former accountant, stating whether the accountant agrees with the statements made in your revised Form 8-K.

Engagement of new accountant

6. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Please file your supplemental response via Edgar with a copy to the Staff in response to

Mr. Gary Rasmussen
Global Entertainment Holdings, Inc.
August 26, 2009
Page 2
these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Mr. Teddy Gabby, CFO
                      (888) 501-8894